Exhibit 99.1

                       TINTIC GOLD PROPERTY

                      TINTIC MINING DISTRICT
                        JUAB COUNTY, UTAH


                          Bruce Yeomans
                            12/11/2004
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Scope of this Report
I was contacted by George Christopulos, President of Tintic Gold, to evaluate the mineral potential of the three patented Tintic Gold mining claims. The claims are located in the Main Tintic District and encompass the Emerald Mine and adjacent mineral property. Having evaluated mining properties in the Tintic District for over five years for other mineral groups, I am familiar with the Emerald Mine property and have previously compiled data collected from the property.

Geologic consulting work I completed in the district included the acquisition and evaluation of all known underground mine maps in the Main Tintic District, and extensive surface and underground mapping and sampling. Once ore controls in the district mines were better understood, gold-silver mineral targets were developed throughout the Main District. The Emerald Shaft and mine workings were evaluated as part of this compilation. The Emerald property has several gold-silver-copper targets located on it that have yet to be evaluated. These are high-grade underground targets that should be evaluated with surface drilling, or ideally by drilling from underground in existing mine workings.

The American Smelting and Refining Company (ASARCO) mining engineer G.W. Crane completed district wide sampling and mapping in 1927. His work included an evaluation of the Emerald Mine. This was the first time that one individual was allowed access to the great number of competing mine properties in an effort to finally determine ore controls in the Tintic District. Unfortunately his efforts were completed shortly before depressed metals prices shut down most of the mine operations in the area. My present understanding of the ore controls in the district was greatly aided by my access to his excellent mapping, sampling and structure projections.

This report is a preliminary report on the mineral potential of the Tintic Gold claims. It includes a proposed work sequence that should be completed on the property to generate investor interest and to make the property more marketable. The work will be staged sequentially as follows. At the request of
G. Christopulos I have begun step #1, the collection and compilation of existing data.

     1) Locate and collect all existing data previously compiled on the property. (This step is underway.)
     2) Locate the claim corners in the field so that property boundaries are known.
     3) Evaluate the status of adjacent mineral properties, so that investor interest won't be limited to the three claims Tintic Gold holds. Several of the mineral targets trend off of the Tintic Gold claims.
     4) Collect additional surface rock samples to be analyzed for gold, silver and copper, if historic data on potential surface mineral anomalies is lacking.
     5) Compile all historic and any newly generated data into a report for generating investor interest. Plan report distribution to target groups familiar with high-grade underground mineral ventures.
     6)  Keep abreast of ongoing E.P.A. response activities in the district.
     7) Conduct property tours with interested parties leading to some sort of minerals agreement to explore and develop the property.
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Location and District Production
The Tintic Gold property consists of three patented mining claims located in the Main Tintic Mining District. The property is located northeast of the town of Mammoth, on the south flank of the ridge extending of off Eureka Peak and bounding the Mammoth valley on the north. The claims straddle four sections: the NW 1/4 of Section 30 and the SW 1/4 of Section 19, Township 10 South, Range 2 West; the NE 1/4 of Section 25 and the NE 1/4 of Section 24, Township 10 South, Range 3 West. Elevations on the property range from about 6,600 feet amsl to about 7100 feet amsl. The district has produced three million ounces of gold, three hundred million ounces of silver, and 300 million pounds of copper from high-grade gold, silver and copper ores.

Deposits in the district show a strong and complex structural and stratigraphic control. Ore targets and historically mined deposits are specific and intricately related to the complicated structure and stratigraphy. Extensive surface and underground mapping in the district indicates that ore predominantly occurs at the intersection of faults associated with a district-wide, left lateral, wrench fault system. All large tonnage, bonanza grade ore pipes in the main district occur where northeast striking, en-echelon, sinistral fault zones are intersected by decoupled, east-west trending, wrench faults. Furthermore, the majority of all district ore is preferentially developed within only five of the numerous Paleozoic carbonate formations that are present. Of these units, the Ajax Formation has hosted most of the copper-gold production. The Ajax Formation crops out on the Tintic Gold claim group and is cut by intersecting sinistral and east-west faults that are known to be mineralized in the Emerald Mine workings and on adjacent properties.

Emerald Mine Production and Ore Targets
The Emerald Shaft is 1000 feet deep with drifts run on the 400, 500, 600, 700, 900, 1000 and 1100 foot levels. The 1100 level is accessed through a winze on the 1000 level drift. The Emerald Mine had only a very limited amount of ore production, in part because the stratigraphic and structural controls to ore formation were not well understood until G.W. Crane completed his district-wide mapping.

On the 600 level, a winze was sunk on a vein of gold-bearing quartz which lies along the sinistral Iron Break or Diamond Fissure. This fissure is probably the same as, or formed coincidently with, the Grand Central Fault mapped at the surface. The vein assayed up to 6 opt. gold. Where the winze on the fissure cuts the east-west striking 245 Fissure, the top of an irregular 5 to 6 foot diameter pipe is exposed. Sampling of this pipe in the 1920's, shortly before the mine was shut down because of depressed metals prices, ran as high as 0.82 opt. gold. Crane, who sampled the pipe, suggested additional prospecting be completed in the area since it appeared that the pipe extended at depth.

The Iron Break Fissure is mineralized in the Opohonga Formation (overlies the Ajax Formation) on the 1800 Level of the Grand Central Mine, approximately 1000 feet to the north on the near vertical fissure. Intersections of the Iron Break Fissure with the east-west striking 247 Fissure and other mineralized east-west faults projected from adjacent mine workings make the approximately 1000 feet of Ajax Formation between the northernmost Emerald 900 Level workings and the deepest Grand Central Mine stoped ore on the 2300 Level highly prospective for copper-gold mineralization.
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Summary
The combination of several factors suggests a strong potential for additional gold mineralization to be found on the Tintic Gold claim group. These include a great volume of highly receptive Ajax Formation ore host due to near vertical stratigraphic bedding on the Tintic Group claims, the known mineralized intercepts of northeast and east-west faults on the property and intercepts that can be projected onto the property from other mines, and historical high-grade underground gold assays from a respected mining engineer.

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STATEMENT OF QUALIFICATIONS - BRUCE W. YEOMANS


1. I do not have any interest in the Tintic Gold claims group, Tintic District, Utah, nor will I directly benefit from any transaction regarding the disposition of these claims.

2. I have worked as a geologist evaluating minerals exploration and mining properties, overseeing mine closure activities and conducting environmental assessments and remediation at properties throughout the Midwest and Western United States for the past 25 years.

3. I have spent approximately five years intermittently working in the Tintic District, Juab and Utah Counties, Utah. This work involved evaluating the surface and underground minerals potential, hydrology, metallurgy and any environmental liabilities associated with the numerous mines in the district.

4. I hold a Master of Science degree in Geology from the University of Minnesota and have a minor at a Master of Science level in Hydrology and Contaminant Transport from Oklahoma State University, Oklahoma.

5. I am a registered professional geologist in the state of Utah - license #5242906-2250 - and in the state of Washington - license #217.


/s/Bruce W. Yeomans
____________________________

Bruce W. Yeomans         12/11/2004
188 Lakeview
Stansbury Park, UT 84074
435.843.0701

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